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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                 SEC FILE NUMBER
                                     0-22346

(Check One):          [ ] Form 10-K        [X] Form 20-F         [ ] Form 11-K
                      [ ] Form 10-Q        [ ] Form N-SAR

For Period Ended:    December 31, 2003
                  -----------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -------------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify that Item(s) to which the notification relates: ________________________________



                         PART I. REGISTRANT INFORMATION

                                 Hollinger Inc.
            ---------------------------------------------------------
                             Full Name of Registrant


            ---------------------------------------------------------
                            Former Name If Applicable



                                10 Toronto Street
            ---------------------------------------------------------
             Address of Principal Executive Office (Street & Number)

                        Toronto, Ontario, Canada M5C 2B7
            ---------------------------------------------------------
                            City, State and Zip Code

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                        PART II. RULES 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed).

     The Annual Report on Form 20-F ("20-F") for the year ended December 31, 2003 for Hollinger Inc. (the "Company") could not be filed within the prescribed time period because the Company was unable timely to cause to be prepared audited financial statements for the year ended December 31, 2003.

     The Company prepares its financial statements under Canadian generally accepted accounting principals, pursuant to which the financial statements of the Company and Hollinger International Inc. ("International") and its subsidiaries are required to be consolidated. As disclosed in a Form 12b-25 filed by International with the Securities and Exchange Commission (the "SEC") for the period ended March 31, 2004, International has not finalized its financial statements for its fiscal year ended December 31, 2003. The most recently filed financial statements for International are its unaudited interim statements for the quarterly period ended September 30, 2003. The Company's current auditor, Zeifman & Company, LLP ("Zeifman"), has sought to rely on historical audits of International prepared by KPMG LLP ("KPMG"), International's auditor, in

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order to audit the Company's financial statements for the fiscal year ended
December 31, 2003, but to date KPMG has not granted Zeifman permission to rely on such historical audits. In addition, International has denied the Company and Zeifman the access to International's financial records, management personnel and auditor's work papers that would enable Zeifman to audit International's financial statements. International's counsel has advised the Company that no access to International's management will be provided for audit purposes, at least until International files its own audited financial statements with the SEC.

     The Company does not yet know when it will be in a position to file its 20-F, but it is actively exploring various options that may be available to it, including taking steps to compel access to International's financial records, management personnel and auditor's work papers.

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                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:


Peter G. White                                            416-216-0422
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(Name)                                           (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X]  Yes    [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ]  Yes    [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Hollinger Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2004                     By:        /s/ Peter G. White
                                            ------------------------------------
                                            Name:  Peter G. White
                                            Title: Co-Chief Operating
                                                   Officer and Secretary